Exhibit 18
February 24, 2009
Land O’Lakes, Inc.
Arden Hills, Minnesota
Ladies and Gentlemen:
We have audited the consolidated balance sheets of Land O’Lakes, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, and equities and comprehensive income for each of the years in the three-year period ended December 31, 2008, and have reported thereon under date of February 24, 2009. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2008. As stated in note 2 to those financial statements, the Company changed the date of its annual goodwill impairment test from November 30 to October 1 and states that the newly adopted accounting principle is preferable in the circumstances because this date provides the Company additional time prior to its December 31 year-end to complete the impairment testing and report the results of those tests as part of the Company’s annual filing on Form 10-K. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
/s/ KPMG LLP